Exhibit 99.13

ANNUAL GENERAL MEETING

The Notice of the Annual General Meeting of the Company, which has been convened for Thursday, 8 May 2003 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY, is set out on pages 2 to 4 of this booklet.

Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting. Other persons to whom this booklet is sent should regard it as for information only.

From the Chairman, Derek Bonham	Registered Office:
25 BERKELEY SQUARE
LONDON W1J 6HB
www.cadburyschweppes.com

2 April 2003

Dear Shareholder

Annual General Meeting
The Annual General Meeting of the Company will be held on Thursday, 8 May 2003 at 2.30 pm at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY. The Notice of Meeting is set out in Appendix 1. In addition to the Resolutions concerning the audited Financial Statements, the final dividend, the Directors’ Remuneration Report, the re-appointment of Directors and the re-appointment and remuneration of Auditors, there are three further Resolutions. Explanatory Notes for Resolutions 3 to 6 and 8 to 10 are set out in Appendix 2.

Recommendation
Your Directors believe that the proposed Resolutions are in the best interests of the Company and its shareholders and unanimously recommend that you vote in favour of them.

Meeting Venue
The meeting venue will be open to shareholders from 1.30 pm. Tea, coffee, hot chocolate and soft drinks will be available until 2.15 pm and soft drinks will be available at the conclusion of the Meeting.

The Meeting will be held in the Nine Kings Suite, which is on the ground floor of the Royal Lancaster Hotel. Cloakrooms are accessible either by stairs or by lift. A hearing loop is available. If any shareholder with a disability has a query regarding attendance at the Meeting, please contact Group Secretariat at the above address or telephone 020 7830 5178 by Thursday, 24 April 2003.

Travel
The nearest Underground stations to the Royal Lancaster Hotel are Lancaster Gate, which is served by the Central Line, or Paddington, which is on the Bakerloo, Circle, District and Hammersmith & City lines. Bus service numbers 12 and 94 (towards Notting Hill Gate) and 15 and 23 (Paddington Station and Oxford Street) stop in the vicinity of the Royal Lancaster Hotel.

Yours faithfully

Appendix 1
Notice of Meeting

Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at the Royal Lancaster Hotel, Lancaster Terrace, London W2 2TY on Thursday, 8 May 2003 at 2.30 pm for the following purposes:

1.	To receive the audited Financial Statements for the 52 weeks ended 29 December 2002 and the Reports of the Directors and Auditors thereon.
2.	To declare the recommended final dividend 2002 on the ordinary shares.
3.	To approve the Directors’ Remuneration Report.
4.	To re-appoint R J Stack as a Director.
5.	To re-appoint H T Stitzer as a Director.
6.	To re-appoint the Auditors, Deloitte & Touche.
7.	To authorise the Directors to determine the remuneration of the Auditors.

To consider and, if thought fit, to pass the following resolutions, which are to be proposed, in the case of resolutions 8 and 10, as ordinary resolutions and, in the case of resolution 9, as a special resolution:

8.	‘‘That the Directors be and are hereby authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum nominal amount of £84.96 million, at any time or times before the conclusion of the next Annual General Meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.’’
9.	‘‘That the Directors be and are hereby authorised to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 8 as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:
	(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and
	(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £12.87 million;

and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.’’

10.	‘‘That the Company be and is hereby generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares upon and subject to the following conditions:
	(i)	the maximum number of such ordinary shares in the Company hereby authorised to be acquired is that number of ordinary shares which has a total nominal value of £25.74 million;
	(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;
	(iii)	the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;
	(iv)	the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting; and
	(v)	the Company may enter into a contract for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.’’

By Order of the Board

/s/ M A C Clark
M A C Clark
Secretary

25 Berkeley Square
London W1J 6HB

2 April 2003

Notes to the Notice of Meeting

Registered shareholders
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00 pm on Tuesday, 6 May 2003 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Tuesday, 6 May 2003 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

Proxies
A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a member of the Company. Any instrument appointing a proxy must be received at the Registrar’s office not less than 48 hours before the time appointed for holding the Meeting.

On the enclosed proxy form there is a printed Reference Number, Card I.D. and Account Number, which, together, make up a unique 24-character reference number. This number is unique to each member. To complete and lodge a proxy form, a member can either:

1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or
2.	Log onto the Registrar’s website, www.sharevote.co.uk, enter the unique 24-character reference number and follow the on-line instructions; or
3.	A member who has registered for a Shareview portfolio with Lloyds TSB Registrars may log onto their portfolio at www.shareview.co.uk, click on ‘‘Company Meetings’’ and follow the on-line instructions. If requested, the Registrar will send an acknowledgement of receipt of the on-line proxy appointment; or
4.	A member of CREST may use the CREST electronic proxy appointment service, full details of which may be found on the proxy form.

A member who returns a completed proxy card, or registers a proxy form on-line, may still attend the Meeting and vote in person if he wishes to do so.

Documents available for inspection
Copies of the service contracts of Directors with the Company or any of its subsidiaries and the register of Directors’ interests will be available for inspection at the Registered Office during normal business hours from the date of this Notice until 7 May 2003. On the day of the Meeting, they will be available at the Royal Lancaster Hotel from one hour prior to, and until the conclusion of, the Meeting. A copy of the full Report & Accounts and Form 20-F for the year ended 29 December 2002 (which includes the Directors’ Remuneration Report referred to in Resolution 3) is also available on-line at www.cadburyschweppes.com.

Appendix 2
Explanatory Notes

Directors’ Remuneration
Report Resolution 3
Although the Company’s financial year-end was 29 December 2002, the Directors’ Remuneration Report has been prepared in accordance with the Directors’ Remuneration Report Regulations 2002, which introduced new statutory requirements for the disclosure of directors’ remuneration in respect of periods ending on or after 31 December 2002. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors’ remuneration. As required by the Regulations, an ordinary resolution to approve the report will be proposed at the Meeting. The report is summarised on pages 22 to 27 of the Annual Review and Summary Financial Statement 2002 and is set out in full on pages 45 to 58 of the Report & Accounts and Form 20-F. The Report & Accounts and Form 20-F may be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.

Directors
Resolutions 4 and 5
Biographical details of the Directors seeking re-appointment are given on pages 18 and 19 of the Annual Review and Summary Financial Statement 2002 and pages 36 and 37 of the Report & Accounts and Form 20-F.

D C Bonham will retire by rotation at the end of the Annual General Meeting in accordance with Article 95 of the Articles of Association and will not seek re-appointment. Mr Bonham is a member of the Audit, Corporate & Social Responsibility, Nomination and Remuneration Committees.

Auditors
Resolution 6
The Company has received special notice of the Resolution to re-appoint the Auditors, Deloitte & Touche, who were appointed by the Directors in place of Arthur Andersen. The Resolution will be proposed as an Ordinary Resolution.

Renewal of Directors’ powers to allot shares
Resolutions 8 and 9
The Companies Act prevents directors from allotting unissued shares without the authority of shareholders in general meeting. The Company’s Articles permit the Directors to allot unissued shares but this power is subject to renewal by the shareholders. Resolution 8 permits the Directors to issue relevant securities up to an aggregate nominal amount of £84.96 million (approximately 33% of the issued ordinary share capital as at 3 March 2003, being a date not more than one month prior to this Notice) and Resolution 9 allows Directors to disapply shareholder pre-emption rights over the allotment of certain shares for cash as these rights create problems, particularly with regard to overseas shareholders. In addition, the Directors will also be able to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £12.87 million (approximately 5% of the issued ordinary share capital as at 3 March 2003, being a date not more than one month prior to this Notice).

Except for the issue of shares pursuant to the various share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.

The authority given in these Resolutions will expire at the conclusion of the Annual General Meeting to be held in 2004.

Similar resolutions have been approved by shareholders at each Annual General Meeting since 1982.

Purchase of own shares
Resolution 10
The Directors are seeking general authority from shareholders to permit the Company to purchase its own ordinary shares by market purchases not exceeding approximately 10% of the Company’s issued share capital as at 3 March 2003. The Directors have no current intention of exercising this authority but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareholders generally.

The total number of options over ordinary shares of 12.5 pence outstanding as at 3 March 2003 was 103,650,788. This represents 5.03% of the issued share capital of the Company as at that date and would represent 5.59% of the reduced issued share capital, assuming the Company’s authority to purchase its own ordinary shares was used in full.

The authority given in the Resolution will expire at the conclusion of the Annual General Meeting to be held in 2004.

A similar resolution has been approved by shareholders at each Annual General Meeting since 1998.